                                                               Exhibit 20

AEHR TEST SYSTEMS LOGO                                      December 2002

                                         EXCITING TECHNOLOGY FOR TOMORROW

      Nasdaq NM:  AEHR
         Stock Data

(as of 12/17/02)

TTM* Net Sales: .............$13.3 Million
Recent Price: ...............$3.09
52-week Range: ..............$1.85 - $5.95
Price/Sales (TTM*): .........1.7X
Price/Book (as of 8/31/02): .0.8X
Market Capitalization: ......$22.2 Million
Common Shares Outstanding: ..7.2 Million
Float: ......................5.9 Million
Inside Ownership: ...........19%
Institutional Ownership: ....53%
Fiscal Year End: ............May 31
Founded: ....................1977
Analyst Coverage: ...........Adams, Harkness & Hill

* Trailing Twelve Months as of 8/31/02


INVESTMENT CONSIDERATIONS

- Market leader in an estimated $150 million niche in the $3 billion semiconductor test equipment industry.
- Over 2,000 systems installed with more than 100 customers in 25 countries.
- Newly introduced leading-edge products target emerging markets.
- No debt to service allows flexibility to invest in R&D and grow family of products, even during industry downturns.
- Company has weathered economic cycles for 25 years, positioning itself during downturns to capitalize on upturns.
- Seasoned management team with an average of 18 years of combined industry experience with demonstrated ability to develop and introduce innovative products.

                     CELEBRATING 25 YEARS AS A LEADER
                     IN THE IC BURN-IN AND TEST MARKET

For over two decades, Aehr Test Systems (AEHR) has been recognized as a global leader in devising solutions for one of the semiconductor industry's most persistent problems-driving time and cost out of the test process for computer logic and memory devices. Its systems, some of which have revolutionized the industry, test memory devices, perform reliability screening-or burn-in-of complex logic and memory devices, and enable integrated circuit (IC) manufacturers to perform test and burn-in of bare die. AEHR has introduced several innovative product families in this estimated $150 million niche segment, and many semiconductor manufacturers have grown to rely on the Company's test systems to screen out defective devices during the manufacturing process.

The semiconductor equipment industry can be characterized by perpetual change and technology advances, some of which have been driven by AEHR. The Company pioneered both parallel memory test during burn-in systems and bare die carriers, and now has introduced full wafer-level burn-in and test systems that have the potential to revolutionize the way chips are processed. These new systems could fundamentally change the process flow for semiconductor manufacturers and help them lower manufacturing costs.

Throughout 25 years of industry and economic ups and downs, AEHR has invested in R&D to expand its family of products to drive technology advances, cement its leadership position and enhance its long-term growth prospects.

Aehr Test's systems are modular, allowing them to be configured with optional features to meet customer requirements. Systems can be configured for use in production applications, where capacity, throughput and price are most important, or for reliability engineering and quality assurance applications, where performance and flexibility, such as extended temperature ranges are essential.

MARKET OPPORTUNITY

The Company's burn-in systems test ICs' reliability by stressing them with high temperatures and voltages. This process forces defective ICs to fail before they are incorporated into assemblies where they may cause reliability problems in the end products. AEHR set the standard for burn-in when its ATS system was introduced in 1977. Its latest generation systems, MAX and ATX, are designed to burn-in digital signal processors (DSPs), microprocessors
(MPUs) and other logic and mixed signal devices that require the lower-voltage inputs dictated by state-of-the-art ICs. With the semiconductor industry migrating to higher-power ICs, AEHR sees a significant opportunity to replace its installed base with these leading-edge systems.

Massively parallel systems drive time and cost out of memory testing by performing tests on thousands of chips simultaneously. AEHR's MTX system performs a significant number of tests usually handled by lower throughput, higher cost conventional memory testers that are designed to perform high-accuracy, final test functions. The Company estimates that the MTX can eliminate up to 70% of the test time of a conventional memory tester, allowing manufacturers to reduce the required number of memory testers and as a result, cut capital and operating costs. Initial production units were installed in 1996. The Company estimates that the available market for massively parallel systems to be $75 million in 2002, and expects this market to reach $150 million by 2005.

The continuing growth in demand for small, portable electronic devices such as wireless phones and notebook and palm-sized PCs, is driving demand for smaller and lighter-weight ICs, which in turn is forcing IC manufacturers to deliver bare die for use in multichip modules (MCMs) to increase packaging density. In 1995, AEHR revolutionized this market segment by introducing DiePak carriers - reusable, temporary die carriers that allow for test and burn-in of bare die using the same systems used for packaged ICs. Testing bare die allows manufacturers to screen out an individual bad die rather than discarding a defective MCM that contains numerous chips. Because manufacturers are assured that they only assemble known-good-die (KGD), they produce a quality product at a reduced cost. According to Prismark Associates, bare die sales are expected to triple from current levels by 2006.

Wafer-level burn-in is an emerging trend that is being driven by semiconductor manufacturing's migration to wafer-level packaging, which speeds the manufacturing process and produces lower-cost ICs. AEHR's FOX Full Wafer Contact System is one of very few systems that simultaneously performs burn-in and parallel testing of ICs while they are still in wafer form, allowing manufacturers to achieve significant cost savings and reduce cycle time. A unique feature of the FOX system is the WaferPak cartridge system that accommodates a wide range of devices. The Company believes that the potential market will grow rapidly over the next three years. Annual cartridge revenue could grow to exceed system revenue by the end of 2006.

On the international front, opportunities for growth and demand overseas require equipment vendors to provide global support and service, and AEHR has already established sales and service support for its systems across Europe and Asia. Some analysts claim that by 2010, China will represent 10% of the global market for semiconductors, and the Company believes that AEHR's family of test and burn-in products are an excellent match for China's emerging semiconductor backend operations.

GROWTH STRATEGY

- Invest in leading-edge products: The Company believes that to remain competitive it must invest significant financial resources in new product development. Despite downturns during its 25-year history, AEHR has been able to support necessary research and development funding. The Company's near-term objective is to invest in and grow its innovative FOX family of products targeting the emerging market for full-wafer contact and burn-in test systems.

- Invest in R&D to expand market share: In addition to growing the FOX family, AEHR is currently developing capability and performance enhancements to the MTX and MAX systems for future generation ICs that will drive the need for semiconductor manufacturers to upgrade the existing installed base of burn-in and test systems.

- Capitalize on reputation as industry's standard for more than two decades:
AEHR has set the standard for burn-in since 1977. The Company has become a market leader in burn-in and parallel test systems by being ahead of the curve, having new and upgraded products ready to reduce the cost of burn-in and test of increasingly complex ICs. The Company believes that wafer-level burn-in and test could change the process flow for semiconductor manufacturers and help them lower manufacturing cost and reduce cycle time.

- Enhance relationships with blue-chip global semiconductor manufacturers:
AEHR enjoys long-standing relationships with many of its customers. The Company focuses on having extensive support coverage across the globe. Customers include many of the major semiconductor manufacturers throughout the world.

- Expand leading market position overseas: Semiconductor manufacturing is increasingly being done overseas, requiring equipment vendors to provide global support and service. AEHR has direct sales and support offices and distributors in many countries across Europe and Asia. To support the sale of the new MTX and MAX4 systems, the Company is strengthening its worldwide sales, customer service and support operations. The Company has bolstered its market position in China by arranging for ZMC Technologies to be its sales representative. The Company is also encouraged by its growing business in Taiwan, evidenced by repeat orders for several MTX parallel test systems from test houses supporting a major DRAM production facility. Taiwan has become the world's fourth-largest semiconductor manufacturer.

SEASONED MANAGEMENT TEAM

AEHR's highly experienced management team has an average of 18 years of combined experience at semiconductor and technology companies, which provides a strong foundation to execute on the Company's strategy to expand its existing markets into new growth areas.

Rhea J. Posedel, Chairman and Chief Executive Officer, is a founder of the Company and has served in his current capacity since the Company's inception in 1977. Mr. Posedel also served as AEHR's President from inception through 2000. Prior to founding AEHR, Mr. Posedel served in various capacities at Lockheed Martin, Ampex, and Cohu.

C.J. Meurell, President and Chief Operating Officer, was formerly AEHR's Vice President of Worldwide Sales. Prior to joining the Company, Mr. Meurell served in various capacities at Photon Dynamics, Megatest (a division of Teradyne, Inc.), and Catapult Software Training (an IBM company).

Gary L. Larson, Vice President of Finance and Chief Financial Officer, was formerly with Nanometrics as Chief Financial Officer and later, as President and Chief Operating Officer. Prior to that, Mr. Larson served in various capacities at General Electric.

Carl N. Buck, Vice President of Contactor Business Group, was formerly AEHR's Vice President of Marketing. Prior to joining the Company, Mr. Buck served as Product Marketing Manager at Intel Corporation.

David S. Hendrickson, Vice President of Engineering, was formerly with Siemens Medical (formerly Acuson Corporation) and held various positions including Platform General Manager, Engineering Director and Software Director. Mr. Hendrickson also served as Director of Engineering and Director of Software at Teradyne Inc. (formerly Megatest Corporation).

FINANCIAL OVERVIEW

For fiscal 2002 ended May 31, 2002, AEHR reported a year-over-year decline in net sales to $12.6 million from $31.0 million, reflecting the dramatic downturn in the semiconductor industry. Net loss was $5.3 million, or $0.74 per share, compared with a net loss of $141,000, or $0.02 per share, for fiscal 2001. Excluding the impact of accounting changes recorded in both years, net loss for fiscal 2002 was $2.8 million, or $0.39 per share, versus net income of $1.5 million, or $0.21 per share, for the previous year.

For the first fiscal quarter of 2003 ended August 31, 2002, AEHR recorded increased net sales of $3.5 million, up 25% from $2.8 million in the same quarter of the prior fiscal year. While the operating loss narrowed for the fiscal 2003 period, the net loss for the quarter was $887,000, or $0.12 per share, compared with a net loss of $634,000, or $0.09 per share, in the same quarter of the prior year. The 2002 period's net loss included a tax benefit of $332,000, or $0.05 per share, while no income tax benefit was recorded in the first quarter of fiscal 2003.

At August 31, 2002, the Company's balance sheet remained strong with cash and short-term investments of $12.9 million, or $1.79 per share. Shareholders' equity was $29 million or $4.03 per share. The Company ended the period with no debt.

INCOME STATEMENT SUMMARY
(in thousands, except per share data)

                                                    Three Months Ended     Twelve Months Ended
                                                         August 31,              May 31,
                                                      2002       2001       2002       2001
                                                   ---------- ---------- ---------- ----------
Net Sales......................................       $ 3,508    $ 2,805    $12,568    $31,039
Gross Profit...................................         1,559      1,395      6,080     13,116

Research and Development.....................           961        966      4,036      4,382
Selling, General & Administrative............         1,711      1,631      6,547      7,262
    Total Operating Expenses...................         2,672      2,597     10,583     11,644

Net Loss.......................................       $  (887)   $  (634)   $(5,267)   $  (141)
Net Loss Per Share (Diluted)...................       $ (0.12)   $ (0.09)   $ (0.74)   $ (0.02)


BALANCE SHEET DATA
(in thousands)

                                                                  Balance At
                                                             August 31,      May 31,
                                                               2002           2002
                                                            ----------     ----------
Assets
  Cash and Cash Equivalents ..........................         $ 8,020        $ 7,485
  Short-term Investments .............................           4,856          8,003
  Total Current Assets ...............................          27,670         29,626
    Total Assets .....................................         $32,435        $33,818

Liabilities & Equity:
  Current Liabilities ................................         $ 3,203        $ 3,674
  Shareholders' Equity ...............................          28,957         29,885
    Total Liabilities &
     Shareholders' Equity ............................         $32,435        $33,818


CONTACTS

Aehr Test Systems:
Gary Larson
Chief Financial Officer
(510) 623-9400

FRB | Weber Shandwick:
James Hoyne
Investor/Analyst Contact
(310) 407-6546
jhoyne@webershandwick.com
      or
Verity Chegar
General Information
(415) 296-2267
vchegar@webershandwick.com

FRB | Weber Shandwick serves as investor relations counsel to Aehr Test Systems and is acting on the Company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

SAFE HARBOR STATEMENT
Certain statements in this document involve risks and uncertainties relating to projections regarding industry growth and customer demand for Aehr Test's products. Actual results may vary from projected results. These risks and uncertainties include economic conditions in Asia and elsewhere, world events, acceptance by customers of the FOX, MTX, MAX and DiePak technologies, the ability of the Company to gain business in China, the Company's development and manufacture of a commercially successful wafer-level burn-in system, and the potential emergence of alternative technologies, which could adversely affect demand for Aehr Test's products in fiscal year 2003. See Aehr Test's 10-K and 10-Q reports filed with the SEC for additional risks affecting Aehr Test.

AEHR TEST SYSTEMS LOGO

                                         EXCITING TECHNOLOGY FOR TOMORROW

                        AEHR's Innovative Products

The FOX system is a full-wafer contact burn-in and test system with a unique cartridge technology that accommodates full-wafer contactors combined with industry-proven parallel test electronics to provide full-wafer burn-in and test.

- Fully contacts, burns-in and tests up to 14 wafers simultaneously.
- Greater than 30,000 contact-point capability per wafer.
- WaferPak cartridge accommodates different contactor technologies.
- Cartridge design allows single Loader/Aligner to support many FOX systems.

The MTX system is a massively parallel test system designed to reduce the cost of DRAM testing by performing both test and burn-in on thousands of devices simultaneously.

- Capable of testing more than 10,000 devices in a single system.
- Offloads up to 70% of the tests normally performed by experienced high-speed testers.
- Performs functional tests in a combined burn-in and massively parallel test system.


The MAX system can effectively burn-in and functionally test sophisticated devices, such as digital signal processors, microprocessors, microcontrollers and systems-on-a-chip. The latest offering is the MAX4 system that provides a higher power burn-in system at a lower cost per device-under-test. Many of today's logic ICs, such as microprocessors and digital signal processors, are providing more functions per chip and operating at increasingly faster clock speeds, resulting in more current and more power being consumed per IC. The MAX4 system offers both higher current per device and the ability to control the temperature of higher power devices.

The DiePak carrier is a reusable, temporary package that enables IC manufacturers to perform cost-effective final test and burn-in of bare die. The Company developed the DiePak carrier to enable burn-in and test of bare die in order to supply known good die (KGD) for the use in applications such as multichip modules.

Aehr Test's systems are modular, allowing them to be configured with optional features to meet customer requirements. Systems can be configured for use in production applications, where capacity, throughput and price are most important, or for reliability engineering and quality assurance applications, where performance and flexibility, such as extended temperature ranges are essential.